July 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee

Robert Telewicz

Pearlyne Paulemon

Brigitte Lippmann

Re:	Studio City International Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2022

File No. 001-38699

Ladies and Gentlemen:

This letter sets forth the responses of Studio City International Holdings Limited (the “Company”) to the comments the Company received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission in your letter dated June 15, 2023 with respect to the above-referenced Annual Report on Form 20-F (the “2022 20-F”).

The text of the Staff’s comments have been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our responses to each of the numbered comments immediately below each numbered comment. Unless directed otherwise, capitalized terms used herein have the meanings assigned to them in the 2022 20-F.

Item 3. Key Information, page 10

1.

Staff’s Comment: At the outset of Item 3, please disclose prominently in this section that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China (including Hong Kong and Macau).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to revise the outset of “Item 3. Key Information — D. Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 20-F”) as set forth in Annex A to this letter.

2.

Staff’s Comment: At the outset of Item 3, provide prominent disclosure in this section about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or antimonopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to revise the outset of “Item 3. Key Information — D. Risk Factors” in its 2023 20-F as set forth in Annex A to this letter and by adding the below risk factor to its 2023 20-F.

Claims or regulatory actions against us under China’s competition laws may result in fines, constraints on our business and damage to our reputation.

In recent years, the PRC government has stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. In December 2020, the PRC central government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses, and that it intended to improve digital regulations and legal standards for the identification of platform enterprise monopolies for the gathering, usage and management of data, and for the protection of consumer rights.

For example, the PRC government has enhanced its anti-monopoly and anti-unfair competition laws and regulations, such as the enactment of the Online Trading Measures, which took effect on May 1, 2021, and the amended Anti-monopoly Law, which came into effect on August 1, 2022 and significantly increased the consequences of liability for violations, including for failing to notify the State Administration for Market Regulation prior to implementing transactions if certain thresholds are met.

As of the date of this annual report, the PRC’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our business, our ability to accept foreign investments or our ability to issue our securities to foreign investors. However, in the future, we may become subject to these or similar laws and regulations and compliance with such laws and regulations, as well as administrative guidance and requirements by regulators from time to time, may require significant resources and efforts, including changing our business and pricing practices, restructuring our businesses and adjusting our investment activities, which may materially and adversely affect our business, growth prospects, reputation and the trading prices of our ordinary shares and/or ADSs.

3.

Staff’s Comment: At the outset of Item 3, provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

Response: The Company respectfully refers the Staff to “Item 3. Key Information — D. Risk Factors — Cash Flows Through Our Organization” on page 12 of its 2022 20-F.

4.

Staff’s Comment: At the outset of Item 3, disclose the risks that being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully refers the Staff to “Item 3. Key Information — D. Risk Factors” on page 11 of its 2022 20-F.

5.

Staff’s Comment: At the outset of Item 3, disclose in this section each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company respectfully refers the Staff to “Item 3. Key Information — D. Risk Factors — Permissions, Approvals, Licenses, Certificates and Permits Required from the PRC, Hong Kong and Macau Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors” on pages 11 and 12 of its 2022 20-F.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 150

6.

Staff’s Comment: We note your statement that you reviewed public filings and stockholder lists of your Company, Melco Resorts and Melco International in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that no additional materials were reviewed or relied upon apart from those discussed under Item 16I of the 2022 20-F.

The Company further acknowledges the Staff’s comment and respectfully advises the Staff that it intends to revise “Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections” in its 2023 20-F as set forth in Annex B to this letter.

7.

Staff’s Comment: We note that both Studio City Developments and Studio City Entertainment are organized in Macau, as well as your use of defined terms beginning on page 1 distinguishing between mainland China and Macau. Please supplementally tell us the percentage of shares that are owned by governmental entities in Macau and any other jurisdictions in which you have consolidated operating entities, pursuant to paragraph (b)(2) of Item 16I of Form 20-F.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to revise “Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections” in its 2023 20-F as set forth in Annex B to this letter.

8.

Staff’s Comment: In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards, if any, of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosures noted in “Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections” were reviewed by each member of the Company’s board. In addition, as part of the Company’s regular information gathering process in preparing its Form 20-F, the Company sends each member of its board a questionnaire which requests information in relation to, among other things, their professional and educational background. Current and prior memberships on, or affiliations with, committees, including committees with representatives from the Chinese Communist Party, were factored into the determination. Additionally, the Company did not rely upon third party certifications such as affidavits as the basis for its disclosure.

Notes to Consolidated Financial Statements

13. Capital Structure, page F-38

9.

Staff’s Comment: We note that you issued 400M shares to existing shareholders and holders of your ADSs at a price of $3.00 per ADS, a price which appears to be a significant discount from the traded price of your ADSs on the NYSE during that timeframe. Please tell us if you believe the price of $3.00 per ADS represented the fair value of the shares at those dates and provide us with your analysis to determine the fair value.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes the price of $3.00 per ADS represented the then fair market value of the shares. At the time of the offering, the Company’s business and operations continued to be significantly impaired by the ongoing COVID-19 pandemic as a result of the restrictive travel and health-related measures implemented in Macau and China since early 2020 and the uncertainty of when such restrictions would be eased. In addition, at that time, the Company was also developing Phase 2 of Studio City under the terms of a land concession which required the land to be fully developed by December 27, 2022. While the Macau government may grant extensions if certain legal requirements were met, there was no assurance that the Macau government would grant any further extension of the development period or not exercise its rights to terminate the Studio City land concession, in which case, among other things, the Company could lose all or substantially all of its investment in Studio City, including its interest in the land and building. To provide the Company with the needed liquidity given the uncertainty of the Company’s outlook and the need to complete Phase 2 by December 27, 2022, the Company undertook the 2022 Private Placements and a notes offering. After considering, among other things, (i) the trading price of the Company’s ADSs over the past several months, (ii) the likely cost of capital from other sources and (iii) the price at which the Company’s shareholders may be willing to participate in the 2022 Private Placements, the Board approved the price of $3.00 per ADS.

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Tim Cruickshank, of Kirkland & Ellis LLP, special counsel to the Company, by telephone at (212) 446-4794 or by email at tim.cruickshank@kirkland.com.

Sincerely,

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

/s/ Kevin Richard Benning
Name: Kevin Richard Benning
Title: Property General Manager

Via E-mail:

cc:	Tim Y. Sung

Studio City International Holdings Limited

Timothy Cruickshank, P.C.

Kirkland & Ellis LLP

ANNEX A

Studio City International Holdings Limited is a company incorporated under the laws of the Cayman Islands. We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries in Macau, Hong Kong and Singapore. We do not have any operations or maintain any office or personnel in mainland China. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong and Singapore. We conduct our operations in Macau and we do not have any assets or operations in the PRC. Our principal executive offices are located in Singapore and Hong Kong. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company operating in Macau. Since we derive all of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, the PRC, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in the PRC. Actions by the PRC government can also significantly affect our business by, for example, placing limits on the ability of PRC residents to travel or remit currency outside of the PRC or by restricting gaming-related marketing activities in China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

The PRC may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. For example, in recent years, the PRC government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.” and “Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation.” These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretations, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and ordinary shares could significantly decline or become worthless.

Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Changes in law, regulations and policies in the PRC and uncertainties in the legal systems in the PRC may expose us to risks. In addition, rules and regulations in the PRC can change quickly with little advance notice” and “— The PRC government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in Macau, including the interpretation of the recently amended gaming law in Macau, as well as the continued ability by the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors.

On May 4, 2022, we were identified as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (“HFCAA”) and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which is not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer for a second consecutive year and are no longer at risk of having our securities subject to a trading prohibition under the HFCAA.

ANNEX B

(b) As of the date of this annual report on Form 20-F and to the best of our knowledge:

(2) Based on a review of the shareholder lists of our Company, Melco Resorts and Melco International, we are not aware of any governmental entities in mainland China, Hong Kong, British Virgin Islands, Macau Special Administrative Region of the People’s Republic of China or the Cayman Islands (where we are incorporated) that are beneficial or record owners of any shares of our Company, Melco Resorts, Melco International or any of our subsidiaries listed on Exhibit 8.1 of this annual report on Form 20-F. In addition, no such governmental entities have made any disclosures on Schedule 13D, Schedule 13G or under Part XV of the Hong Kong Securities and Futures Ordinance indicating that they own any shares of our Company, Melco Resorts or Melco International. Based on the above, we believe that none of our ordinary shares or ADSs are owned beneficially or of record by any governmental entities in either mainland China, Hong Kong or the Cayman Islands. However, a significant, but minority, portion of the shares of our Company, Melco Resorts and Melco International are publicly held by intermediaries on behalf of beneficial owners who are not known to us. None of these unknown beneficial owners has ever asserted any control or influence over us.

(3) Based on a review of the shareholder lists of our Company, Melco Resorts and Melco International, no ~~No~~ governmental entities in mainland China or Hong Kong have a controlling financial interest in our Company as of the date of filing of this annual report on Form 20-F.